Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

To: LabCorp & Covance Employees
From: Steve Anderson & Jared Freedberg
Subject: LabCorp/Covance Weekly Integration Update
Date: 17 February 2015

Dear Colleagues,

We had another great week of activity as we move toward the closing of the merger. Our Day 1 preparations are being finalized, and we are incredibly excited to take this important step with you. As we have said before, we are committed to keeping you informed throughout the integration process. Below, please enjoy this week's update.

Dave King and Joe Herring recently got together in North Carolina to shoot an employee video for Day 1. Collaborating on the video was another opportunity for Dave and Joe to express their shared vision for the new LabCorp and the Covance Drug Development business. The video will be released on Day 1 at the close of the transaction, and we are excited to share it with you!

Day 1 event planning continues to progress smoothly. Covance and LabCorp Clinical Trials/Tandem Labs employees will be invited to a local or virtual Town Hall meeting to be held on Day 1, where they will hear more from our leaders about our newly combined organization, have the chance to ask questions, and celebrate both what we have achieved in reaching Day 1 and the great opportunities ahead of us.

Lync Instant Messaging (IM) connectivity will be available to all employees of the combined Covance Drug Development business, including all current employees of Covance and LabCorp Clinical Trials/Tandem Labs, connecting you to your colleagues throughout the entire organization. This development, which will begin on Day 1, is thanks to the IT Core Integration Team, which has been working extremely hard to ensure a smooth transition for employees and customers. Additional training will be available in the coming weeks for those who would like to take advantage of this communication tool.

Training sessions for client-facing employees will take place this week. If you regularly interact with clients, you should have received a save-the-date calendar invitation last week with several time slots for you to choose from. The schedule for these meetings will accommodate different time zones and business units, and your participation is mandatory if you are in a client-facing role.

These sessions will provide important information to ensure that we reach out to clients with a consistent voice starting on Day 1. The top priorities starting on Day 1 are maintaining the stability of our customer base, growing our core business, and breaking away from the competition. It is critical that our clients continue to experience the highest levels of service delivery and business continuity, and the training will ensure that you have the tools to respond to their initial questions and concerns.

The Covance shareholder vote to approve the proposed merger is scheduled for 8am EST on Wednesday, February 18. We anticipate the closing of the merger will occur the next day. In the meantime, stay tuned for additional updates, as Day 1 is right around the corner. If you have questions, both leading up to and after Day 1, Covance employees should send them to LTQ@covance.com and LabCorp employees should send them to Merger Questions@labcorp.com.

Sincerely,

Steve Anderson, PhD SVP and Global Head, Clinical Trials LabCorp	Jared Freedberg VP, Corporate Development Covance

Cautionary Statement Regarding Forward Looking Statements
This communication contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings ("LabCorp") or Covance Inc. ("Covance"), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.
We use words such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the "SEC") as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs;

(5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the "Risk Factors" section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the "Risk Factors" section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this communication are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. This communication relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, LabCorp has filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on January 14, 2015, and LabCorp and Covance filed the definitive proxy statement/prospectus in connection with the proposed transaction on January 16, 2015. Covance began mailing the definitive proxy statement/prospectus to Covance stockholders on January 20, 2015. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance's website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. Free copies of the registration statement, definitive proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp's website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance's stockholders in connection with the proposed transaction. Information regarding Covance's directors and executive officers is contained in the proxy statement for Covance's 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC's website at www.sec.gov or by accessing Covance's website at www.covance.com. Information regarding LabCorp's executive officers and directors is contained in the proxy statement for LabCorp's 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC's website at www.sec.gov or by accessing LabCorp's website at www.labcorp.com. Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.